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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                           CONTROL DATA SYSTEMS, INC.
                            (NAME OF SUBJECT COMPANY)

                            CDSI HOLDING CORPORATION
                             CDSI ACQUISITION CORP.
                                    (BIDDER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   21238F 10 6
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Patrick J. Welsh
                            CDSI Holding Corporation
                       c/o Welsh, Carson, Anderson & Stowe
                           320 Park Avenue, Suite 2500
                              New York, N.Y. 10022
                            Telephone: (212) 893-9500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    Copy to:
                             William J. Hewitt, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                            Telephone: (212) 841-5700

                            CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*        AMOUNT OF FILING FEE**
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          $255,602,770                  $51,121
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[ ]  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not applicable.      Filing Party:  Not applicable.
Form or Registration No.: Not applicable.     Date Filed:   Not applicable

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*    For purposes of calculating  fee only.  This amount assumes the purchase of
     12,622,359 shares of Common Stock of Control Data Systems, Inc. at $20.25 in cash per share.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the shares to be purchased.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to shares of common stock, $.01 par value (the "Shares"), of Control Data Systems, Inc., a Delaware corporation (the "Company"), and the offer by CDSI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of CDSI Holding Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at $20.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which are herein collectively referred to as the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 1997, by and among Parent, the Purchaser and the Company, a copy of which is attached hereto as Exhibit (c)(1).

     The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of Cowen & Company and the Company's capital structure and historical and projected financial information, was supplied by the Company. Parent and the Purchaser take no responsibility for the accuracy of such information.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Control Data Systems, Inc., a Delaware corporation, which has its principal executive offices at 4201 Lexington Avenue North, Arden Hills, Minnesota 55126.

     (b) The exact title of the class of equity securities being sought is all the outstanding shares of common stock, $.01 par value, of the Company. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares; Dividend Policy of the Company") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Purchaser and Parent are set forth in the Offer to Purchase under "Introduction", Section 13 ("Certain Information Concerning WCAS VII, WCAS CP III, Parent and the Purchaser") and in Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser, Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) Not applicable.

     (b) The information set forth in the Offer to Purchase under Section 14 ("Background of the Offer and the Merger; Contacts with the Company") and
Section 15 ("The Merger Agreement") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b)  The   information  set  forth  in  the  Offer  to  Purchase  under
"Introduction", Section 10 ("Source and Amount of Funds") and Exhibit (b)(1) of this Schedule 14D-1 is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Offer to Purchase under "Introduction", Section 14 ("Background of the Offer and the Merger; Contacts with the Company"), Section 15 ("The Merger Agreement"), Section 16 ("Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger") and Section 17 ("Plans for the Company after the Offer and the Merger; Certain Effects of the Offer and the Merger") is incorporated herein by reference.

     (f)-(g) The information set forth in the Offer to Purchase under Section 9 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Exchange Act Registration; Margin Regulations") and Section 17 ("Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under Section 13 ("Certain Information Concerning WCAS VII, WCAS CP III, Parent and the Purchaser"), Section 15 ("The Merger Agreement") and Exhibit (c)(1) of this
Schedule 14D-1 is incorporated herein by reference.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The  information  set forth in the Offer to Purchase under  "Introduction",
Section 13 ("Certain Information Regarding WCAS VII, WCAS CP III, Parent and the Purchaser"), Section 14 ("Background of the Offer; Contacts with the Company"),
Section 15 ("The Merger Agreement"), Section 16 ("Purpose and Structure of the Offer and the Merger; Reasons of Parent and the Purchaser for the Offer and the Merger") and Section 18 ("Certain Conditions of the Offer") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under Section 20 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) and (e) The  information  set forth in the Offer to Purchase  under
Section 2 ("Acceptance for Payment and Payment for Shares") and Section 19 ("Certain Legal Matters") is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under Section 9 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market
Listing; Exchange Act Registration; Margin Regulations") and Section 19 ("Certain Legal Matters") is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, and the related Letter of Transmittal, and the Agreement and Plan of Merger, dated as of July 8, 1997, by and among Parent, the Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated July 15, 1997.

(a)(2)     Form of Letter of Transmittal.

(a)(3)     Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Banks, Trust Companies and Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on July 15, 1997.

(a)(8) Text of Joint Press Release, dated July 9, 1997, issued by Control Data Systems, Inc. and CDSI Holding Corporation.

(b)(1) Letter dated July 8, 1997 from Welsh, Carson, Anderson & Stowe VII, L.P. and WCAS Capital Partners III, L.P. to CDSI Holding Corporation.

(c)(1)     Agreement and Plan of Merger,  dated as of July 8, 1997, by and among
           CDSI Holding Corporation,   CDSI  Acquisition  Corp. and Control Data
           Systems, Inc.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      CDSI HOLDING CORPORATION

                                      By: /s/ Thomas E. McInerney
                                         --------------------------------------
                                         Name: Thomas E. McInerney
                                         Title: President

Dated: July 15, 1997

                                      CDSI ACQUISITION CORP.

                                      By: /s/ Thomas E. McInerney
                                         --------------------------------------
                                         Name: Thomas E. McInerney
                                         Title: President

Dated: July 15, 1997

                                  EXHIBIT INDEX

Exhibit                       Description                                  Page
--------- --------------------------------------------------------------- -----
(a)(1)    Offer to Purchase, dated July 15, 1997.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Nominees.

(a)(5) Form of Letter from Brokers, Dealers, Banks, Trust Companies and Nominees to Clients.

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on July 15, 1997.

(a)(8) Text of Joint Press Release, dated July 9, 1997, issued by Control Data Systems, Inc. and CDSI Holding Corporation.

(b)(1)    Letter  dated July 8, 1997 from Welsh,  Carson,  Anderson & Stowe VII,
          L.P.   and   WCAS  Capital   Partners  III,   L.P.  to   CDSI  Holding
          Corporation.

(c)(1) Agreement and Plan of Merger, dated as of July 8, 1997, by and among CDSI Holding Corporation, CDSI Acquisition Corp. and Control Data Systems, Inc.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.